# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C3is Inc., CIK 0001951067
CUSIP: Y18284300
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 06/28/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002071860

## Reporting persons
- Lind Global Fund III LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,325,482; shared voting power 0; sole dispositive power 1,325,482; shared dispositive power 0; aggregate amount beneficially owned 1,325,482 (9.99% of the class)
  Comment: (1) The reporting person's ownership consists of 1,140,000 units, with each unit consisting of (i) one share of common stock, par value $0.01 per share ("Common Shares") and (ii) one warrant to purchase one Common Share (the "Warrants"); however, due to the conversion limitations on the Warrants, the reporting person's beneficial ownership has been limited to 1,325,482 shares in the aggregate.
  (2) The Warrants include a provision limiting the holder's ability to convert the Warrants if such conversion would cause the holder to beneficially own greater than 9.99% of the Company.
- Lind Global Partners III LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,325,482; shared voting power 0; sole dispositive power 1,325,482; shared dispositive power 0; aggregate amount beneficially owned 1,325,482 (9.99% of the class)
  Comment: (1) The reporting person's ownership consists of 1,140,000 units, with each unit consisting of one Common Share and one Warrant; however, due to the conversion limitations on the Warrants, the reporting person's beneficial ownership has been limited to 1,325,482 shares in the aggregate.
  (2) The Warrants include a provision limiting the holder's ability to convert the Warrants if such conversion would cause the holder to beneficially own greater than 9.99% of the Company.
- EASTON JEFF: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,325,482; shared voting power 0; sole dispositive power 1,325,482; shared dispositive power 0; aggregate amount beneficially owned 1,325,482 (9.99% of the class)
  Comment: (1) The reporting person's ownership consists of 1,140,000 units, with each unit consisting of one Common Share and one Warrant; however, due to the conversion limitations on the Warrants, the reporting person's beneficial ownership has been limited to 1,325,482 shares in the aggregate.
  (2) The Warrants include a provision limiting the holder's ability to convert the Warrants if such conversion would cause the holder to beneficially own greater than 9.99% of the Company.

## Item 1. Issuer
Name of issuer: C3is Inc.
Address of issuer's principal executive offices: 331 Kifissias Avenue, Kifissia, Athens, Greece, 14561

## Item 2. Person Filing
Name of person filing:
This statement is filed by the following entities and individuals (collectively, referred to as the "Reporting Persons"):

o Lind Global Fund III LP, a Delaware limited partnership;
o Lind Global Partners III LLC, a Delaware limited liability company; and
o Jeff Easton, an individual and a citizen of the United States of America.

Lind Global Partners III LLC, the general partner of Lind Global Fund III LP, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund III LP.

Jeff Easton, the managing member of Lind Global Partners III LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Lind Global Fund III LP.
Address of principal business office or, if none, residence:
The address of the principal business office for each of the Reporting Persons is:

444 Madison Ave, Floor 41
New York, NY 10022
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
Percent of class: See Row 11 of cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Lind Global Fund III LP: By: Lind Global Partners III LLC, its General Partner, By: /s/ Jeff Easton, Jeff Easton, Managing Member (07/31/2026)
- Lind Global Partners III LLC: /s/ Jeff Easton, Jeff Easton, Managing Member (07/31/2026)
- EASTON JEFF: /s/ Jeff Easton, Jeff Easton (07/31/2026)